Mark D. Wanless
SRK Consulting (South Africa) (Pty) Ltd
265 Oxford Road
Illovo
2196
South Africa
Telephone: +27 11 441 1111
Fax: +27 11 880 8086
Email: mwanless@srk.co.za

CERTIFICATE of AUTHOR

I, Mark David Wanless, Pr. Sci. Nat., do hereby certify that: 1. I am a Principal Geologist of:

SRK Consulting (South Africa) (Pty) Ltd.
265 Oxford Road
Illovo
2196
South Africa

2. I graduated with a B.Sc. degree in Geology, and Environmental and Geographical Science from the University of Cape Town in 1994. In addition, I have obtained a Bachelor of Science with Honours (Geology and Geochemistry) degree (1995) from the University of Cape Town.

3. I am a Professional Earth Scientist registered with the statutory body South African Council for Natural Scientific Professions.

4. I have worked as a geologist for a total of 16 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the technical report titled “Pampa el Toro Mineral Resource Technical Report” and dated 10 September 2009 (the “Technical Report”) relating to the Pampa el Toro project, other than Section 16. I visited the Pampa el Toro project from the 21st till the 23rd of February, 2008 for 3 days.

7. The Technical Report was filed on SEDAR on September 10, 2009 under Project No. 01450005 and I confirm that there has been no change in the information contained in the sections of the Technical Report for which I am responsible.

8. Prior to the preparation of the Technical Report I have had no prior involvement with the property that is the subject of the Technical Report.

9. At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of April, 2011.

(signed) M. D. Wanless

Mark D. Wanless, Pr. Sci. Nat.

Leonard Holland
Holland and Holland Consultants
9 Nevis Close
Linslade
Leighton Buzzard
Bedfordshire
England
Telephone: (44) 1525 378294
Email: Len@holland-holland.demon.co.uk

CERTIFICATE of AUTHOR

I, Leonard Holland, B.Sc., C. Eng., FIMMM, do hereby certify that: 1. I am a Consultant Minerals Processing Engineer of:

Holland and Holland Consultants,
9 Nevis Close
Linslade
Leighton Buzzard
Bedfordshire
England.

2. I graduated with a degree in Extraction Metallurgy with Honours from the University of Wales in 1968.

3. I am a Fellow of the Institute of Materials, Minerals, and Mining, UK.

4. I have worked as a Minerals Processing Engineer for a total of 43 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 16 of the technical report titled “Pampa el Toro Mineral Resource Technical Report” and dated 10 September 2009 (the “Technical Report”) relating to the mineral concentration and electric smelting of iron ore concentrate for the Pampa el Toro project. I have not visited the Pampa el Toro project.

7. The Technical Report was filed on SEDAR on September 10, 2009 under Project No. 01450005 and I confirm that there has been no change in the information contained in the sections of the Technical Report for which I am responsible.

8. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement was conducting pilot plant test work on bulk samples from the mineralized resource for production of the mineral concentrate.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of April, 2011.

(signed) Len Holland

Leonard Holland, C.Eng., FIMMM.